FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

“This Form 6-K is deemed to be incorporated by reference into the Offering Circular Supplement, dated August 3, 2006, relating to National Australia Bank’s Rule 144A Supplemental Program under the bank’s Global Medium Term Note Program”.

National Australia
Bank Limited
A.C.N. 004044937
500 Bourke Street
Melbourne
Victoria 3000
Australia

Melbourne, Wednesday 29 November 2006

COMPLETION OF DIVIDEND REINVESTMENT PLAN PURCHASE

National Australia Bank Limited (“National”) today announced that UBS AG, Australia Branch (“UBS”) had completed the on-market purchase of shares to meet National’s requirements under its Dividend Reinvestment Plan.

UBS purchased 2,585,297 National shares at total consideration of approximately $99.5 million.  The highest price paid was $39.25 and the lowest price paid was $37.99. Participants in the Dividend Reinvestment Plan will receive National shares at the price of $38.48.

Purchases by UBS commenced on Friday 17 November 2006 and ended on Tuesday 28 November 2006.

As announced on 3 November 2006, in the National full year results announcement and in the Appendix 3C filed with the ASX, the National also intends to conduct an on-market buy back of up to approximately $500m of National shares.  Both UBS and Goldman Sachs JBWere Pty Ltd have been appointed to conduct the buy back (although on any single day only one will be acting).

For further information:

Brandon Phillips Group Manager, External Relations T03 8641 3857 M 0419 369 058	Hany Messieh Head of Investor Relations T03 8641 2312 M 0414 446 876

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: •29 November 2006	Name: Brendan T Case
Title: Associate Company Secretary